UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MIDSTATES PETROLEUM COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	45-3691816 (I.R.S. Employer Identification No.)

321 South Boston Avenue, Suite 1000 Tulsa, Oklahoma (Address of principal executive offices)	74103 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.         Description of Registrant’s Securities to be Registered.

General

As previously disclosed, on April 30, 2016 (the “Petition Date”), Midstates Petroleum Company, Inc. (the “Company”) and Midstates Petroleum Company LLC (the “Debtor Affiliate” and, together with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) in order to effectuate the First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate (the “Plan”). On September 28, 2016, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order Confirming Debtors’ First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate (the “Confirmation Order”), which confirmed the Plan. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company created new common stock, par value $0.01 per share (the “Common Stock”). On the Effective Date, pursuant to the Plan, the Company issued 25,000,000 shares of Common Stock. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Stock issued pursuant to the Plan. The Company has applied to list the Common Stock on the NYSE MKT under the symbol of “MPO.”

Also on the Effective Date, the Company filed its Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

The Company’s authorized capital stock consists of 300,000,000 shares, which include 250,000,000 shares of the Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Except as provided by law or in a preferred stock designation, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of Common Stock are entitled to receive ratably in proportion to the shares of Common Stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Company’s board of directors out of funds legally available for dividend payments. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock that will be issued will be fully paid and non-assessable. The holders of Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, holders of Common Stock will be entitled to share ratably in the Company’s assets in proportion to the shares of Common Stock held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The Company’s Certificate of Incorporation authorizes the Company’s board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, the Company’s Bylaws and Delaware Law

Some provisions of Delaware law, and the Certificate of Incorporation and the Bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of the Company by means of a tender offer, a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for the Company’s shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with us. The Company believes that the benefits of increased protection and the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

The Company is not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•                  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•                  on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. The Company elected to “opt out” of the provisions of Section 203.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the Company’s Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in the Company’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Company’s Common Stock.

Among other things, the Company’s Certificate of Incorporation and Bylaws:

•                  provide that the authorized number of directors may be changed only by resolution of the board of directors;

•                  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by the affirmative vote of the holders of a majority of the Company’s then outstanding Common Stock);

•                  provide that the Company’s Bylaws may only be amended by the affirmative vote of the holders of a majority of the Company’s then outstanding Common Stock or by resolution adopted by a majority of the directors;

•                  provide that special meetings of the Company’s stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board or the board of directors;

•                  eliminate the personal liability of the Company’s directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify the Company’s directors and officers to the fullest extent permitted by Section 145 of the DGCL;

•                  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice; and

•                  not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation of Liability and Indemnification Matters

The Company’s Certificate of Incorporation limits the liability of the Company’s directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•                  for any breach of their duty of loyalty to the Company or the Company’s stockholders;

•                  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•                  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•                  for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

The Company’s Certificate of Incorporation and Bylaws also provide that the Company will indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law. the Company’s Certificate of Incorporation and the Bylaws also permit the Company to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as the Company’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. The Company intends to enter into indemnification agreements with each of the Company’s current and future directors and officers. These agreements will require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in the Certificate of Incorporation and the indemnification agreements will facilitate the Company’s ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights Agreement

On the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of the pre-emergence creditors that received shares of common stock of the Company (the “Common Stock”) on the Effective Date (the “Holders”). The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Company is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 90 days of emergence. The Company is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities.

Additionally, holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their demand registration rights, Qualified Holders (as defined in the Registration Rights Agreement) may request the Company to register all or a portion of their Registrable Securities, including on a delayed or continuous basis under Rule 415 of the Securities Act of 1933, provided that such offering is expected to yield aggregate gross proceeds of at least $25 million and the Company is not otherwise in violation of its obligation to file a Shelf Registration Statement. Under their underwritten offering registration rights, Holders also have certain rights to demand the Company to effectuate the distribution of any or all of their Registrable Securities by means of an underwritten offering pursuant to an effective registration statement. The Company shall not be obligated to effect more than four underwritten offerings in any twelve-month period and the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be sold in such underwritten offering, in the good faith judgment of the managing underwriters, must be at least $25 million. The Company is not obligated to file a registration statement pursuant to a demand notice or conduct an underwritten offering pursuant to a demand notice within 90 days of either a demand registration or an underwritten offering. The Registration Rights Agreement also provides customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

The obligations to register shares under the Registration Rights Agreement will terminate with respect to the Company and each Holder on the first date upon which the Holder no longer owns any Registrable Securities.

This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Other Rights

Under the terms of the Company’s Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.

Item 2.         Exhibits.

Exhibit Number	Name of Exhibit
2.1

First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate, dated September 28, 2016 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 4, 2016)

3.1*	Second Amended and Restated Certificate of Incorporation of Midstates Petroleum Company, Inc.
3.2*	Amended and Restated Bylaws of Midstates Petroleum Company, Inc.
10.1*	Registration Rights Agreement, dated October 21, 2016, between Midstates Petroleum Company, Inc. and certain holders party thereto
99.1

Findings of Fact, Conclusions of Law, and Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 4, 2016)

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

MIDSTATES PETROLEUM COMPANY, INC.

Date: October 21, 2016	By:	/s/ Scott C. Weatherholt
	Name:	Scott C. Weatherholt
	Title:	Vice President - General Counsel & Corporate Secretary, Vice President - Land

EXHIBIT INDEX

Exhibit Number	Name of Exhibit
2.1

First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate, dated September 28, 2016 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 4, 2016)

3.1*	Second Amended and Restated Certificate of Incorporation of Midstates Petroleum Company, Inc.
3.2*	Amended and Restated Bylaws of Midstates Petroleum Company, Inc.
10.1*	Registration Rights Agreement, dated October 21, 2016, between Midstates Petroleum Company, Inc. and certain holders party thereto
99.1

Findings of Fact, Conclusions of Law, and Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization of Midstates Petroleum Company, Inc. and its Debtor Affiliate (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 4, 2016)

*Filed herewith.